SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Plan year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission file number 1-3523

A. Full title of the Plan:

WESTAR ENERGY, INC.

(FORMERLY WESTERN RESOURCES, INC.)

EMPLOYEES’ 401(k) SAVINGS PLAN

B. Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office:

WESTAR ENERGY, INC.

818 South Kansas Avenue

Topeka, KS 66612

Westar Energy, Inc. (formerly

Western Resources, Inc.)

Employees’ 401(k) Savings Plan

Financial Statements as of December 31, 2002 and 2001 and for

the Year Ended December 31, 2002, Supplemental

Schedule as of December 31, 2002 and Independent Auditors’

Report

WESTAR ENERGY, INC. (FORMERLY WESTERN RESOURCES, INC.) EMPLOYEES’ 401(k) SAVINGS PLAN

Note:	Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

To the Investment and Benefits Committee of

Westar Energy, Inc. (formerly Western Resources, Inc.) Employees’ 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Westar Energy, Inc. (formerly Western Resources, Inc.) Employees’ 401(k) Savings Plan (the “Plan”), as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Kansas City, Missouri

May 26, 2003

WESTAR ENERGY, INC. (FORMERLY WESTERN RESOURCES, INC.) EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS
Investments (see Note 3):
Mutual Funds	$146,180,182	$221,645,494
Westar Energy Common Stock Fund	18,763,351	36,084,069
Westar Energy IC Fund	44,438,666	47,188,426
Loan Fund	7,542,340	10,247,028

Total investments	216,924,539	315,165,017

Interest and dividends receivable	568,707	754,334

Contributions receivable:
Employer	14,415	55,613
Participant	57,425	161,167

Total assets	217,565,086	316,136,131

LIABILITIES

Accounts payable	8,468	69,758

NET ASSETS AVAILABLE FOR BENEFITS	$217,556,618	$316,066,373

See notes to financial statements.

WESTAR ENERGY, INC. (FORMERLY WESTERN RESOURCES, INC.) EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS:
Interest and dividend income	$7,453,174

Contributions:
Employer	2,889,068
Participant	9,007,554
Rollover	228,794

Total contributions	12,125,416

Transfers to the plan	8,256

Total additions	19,586,846

DEDUCTIONS:
Benefits paid to participants	62,291,038
Net depreciation in fair value of investments	55,172,504
Administrative expenses	19,975
Transfers from the plan	613,084

Total deductions	118,096,601

NET DECREASE	(98,509,755)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	316,066,373

End of year	$217,556,618

See notes to financial statements.

WESTAR ENERGY, INC. (FORMERLY WESTERN RESOURCES, INC.)  EMPLOYEES’ 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1.	NATURE OF OPERATIONS

The following description of the Westar Energy, Inc. (formerly Western Resources, Inc.) (the “Company”) Employees’ 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General - The Plan is a defined contribution plan, designed to provide benefits for eligible employees of the Company upon retirement or earlier termination of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - An employee shall become eligible to participate in the Plan as of the first day of the calendar month following commencement of active full-time employment or re-employment and/or as specified within the Plan document. Participants are eligible for the Company matching contribution following the completion of one year of service, as defined by the Plan.

Due to the sale of AVOne, Inc. (“AVOne”) and Protection One Data Services, Inc. (“PODS”) in 2002 from the Company to Protection One Alarm Monitoring, Inc., a subsidiary of the Company, on June 1, 2002 and July 1, 2002, AVOne and PODS, respectively, adopted the Protection One 401(k) Plan.

Contributions - Participants of the Plan are allowed to make tax deferred contributions of between 1 percent and 14 percent of earnings, as defined by the Plan. Effective July 1, 2002, participants may contribute up to 50 percent of earnings, as defined by the Plan. Effective January 1, 2002, all employees who are eligible to make elective deferrals under this Plan and have attained age 50, shall be eligible to make catch-up contributions in accordance with the Plan document. In addition to or instead of pretax contributions, participants can elect to make after-tax contributions of between 1 percent and 4 percent of earnings, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified employee benefits plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, an investment contract fund and a Company stock fund as investment options for participants. Contributions up to the first 6 percent of a participant’s earnings, as defined by the Plan, are matched 50 percent by the Company. Effective July 1, 2001 certain collectively bargained employees, as defined by the Plan, had their Company match increase from 50 percent to 65 percent. The Company matching contribution may be made in either cash or in Westar Energy, Inc. common stock, generally at the option of the Company. If Company matching contributions are made in the form of Company stock, such contributions may not be transferred to other investment funds, unless the participant has attained the age of 55. The foregoing restriction on transfers shall not apply to Company matching contributions made on or after April 1, 2002. Also, the foregoing restriction on transfers shall terminate on April 1, 2002 as to Company matching contributions made before April 1, 2002. Participants are fully vested in all contributions and earnings thereon. Contributions are subject to certain limitations.

Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage. These contributions are considered in determining matching employer contributions. Company matching contributions are suspended for a period of six months in the event that a participant withdrew money from their after-tax account, pre-tax account after age 59½, rollover account and/or the Company match account. Company matching contributions are also suspended, but for the period of twelve months, in the event a participant received a hardship withdrawal.

Payment of Benefits - Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with plan terms.

Participant Accounts - A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and plan expenses are made when such amounts are earned or incurred.

Loans to Participants - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee and all loans must be approved by that Committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a possibility that changes in the Westar Energy, Inc. common stock could occur and affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses - All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges which were paid by the participants. The Company has no continuing obligation to pay these expenses.

Investment Valuation - The Plan’s investments are stated at fair value except for its benefit responsive investment contracts, which are valued at contract value which approximates market as determined by the custodian, and participant loans, which are carried at cost which approximates market value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

3.	INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001, are as follows:

		2002	2001
	Vanguard Windsor Fund	$50,193,146	$79,403,238
*	Westar Energy Common Stock Fund	18,763,351	36,084,069
	Fidelity Magellan Fund	24,398,207	39,275,630
	Vanguard PRIMECAP Fund	28,994,213	46,713,088
	Vanguard 500 Index Fund	14,943,956	21,778,135
	Vanguard Wellington Fund	13,394,684	16,944,906
	Westar Energy IC Fund	44,438,666	47,188,426

*	Includes both nonparticipant-directed and participant-directed funds.

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $55,172,504 as follows:

Mutual Funds	$(41,979,712)
Westar Energy Common Stock Fund	(13,192,792)

$(55,172,504)

4.	INVESTMENT CONTRACT

The Plan’s investment in the Westar Energy IC Fund invests in benefit-responsive investment contracts with several insurance companies and banks. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value (which approximates fair value) as reported to the Plan by the custodian, which totaled $44,438,666 and $47,188,426 at December 31, 2002 and 2001, respectively. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk and the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6 percent for 2002 and 2001. Generally, the crediting interest rates for investment contracts will change quarterly based upon the performance of the underlying investment portfolio. The Fund pays Vanguard Fiduciary Trust Company, the Plan’s trustee, a flat administrative fee of $100,000 per year which is included as a reduction to the Fund’s earnings.

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2002 and 2001, and for the year ended December 31, 2002. The Company stock fund is considered to be nonparticipant-directed for purposes of this disclosure as the participant-directed and nonparticipant-directed amounts cannot be separately determined.

	2002	2001
Net Assets -
Westar Energy Common Stock Fund	$18,763,351	$36,084,069

	Year Ended December 31, 2002
Changes in Net Assets:
Net Depreciation	$(13,192,792)
Interest and dividend income	1,641,147
Contributions	1,551,664
Disbursements and Transfers to
Participant-Directed Investments	(7,320,737)

	$(17,320,718)

6.	TAX STATUS

The Plan obtained its latest determination letter on May 16, 1996, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in these financial statements.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	TRANSFER TO/FROM THE PLAN

Due to AVOne and PODS’ adoption of the Protection One 401(k) Plan on June 1, 2002 and July 1, 2002, respectively, these participants’ accounts totaling $613,084 were transferred from the Plan to the Protection One 401(k) Plan.

Also accounts totaling $8,256 were transferred from the Protection One 401(k) Plan to the Plan.

9.	RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by Vanguard. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Westar Energy common stock fund includes transactions that also qualify as party-in-interest transactions.

10.	SUBSEQUENT EVENTS

Effective January 1, 2003, the portion of the Plan consisting of the Company stock fund is designated as a stock bonus plan within the meaning of Section 401(a) of the IRC and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the IRC. Such portion of the Plan is referred to as the “ESOP”. The ESOP is designed to invest primarily in common stock of the Company or other qualifying employer securities as defined in Section 4975(e)(8) of the IRC. With respect to dividends paid on Company stock allocated on the record date of the applicable dividend to a participant’s account under the ESOP, the participant shall have the right to elect either the dividend be paid directly in cash or be paid to the participant’s account under the ESOP and invested in Company stock in the Company Stock Fund.

On January 1, 2003 and March 19, 2003, PODS and AVOne were sold back to the Company. These participants will have a balance under the Protection One 401(k) Plan until they elect to roll it over to the Plan.

******

WESTAR ENERGY, INC. (FORMERLY WESTERN RESOURCES, INC.)  EMPLOYEES’ 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)

DECEMBER 31, 2002

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares/Units	Cost	Current Value
* Westar Energy Common Stock Fund	Company Stock Fund	1,895,288	$40,385,931	$18,763,351
* Vanguard Windsor Fund	Mutual Fund	4,182,762	**	50,193,146
* Vanguard PRIMECAP Fund	Mutual Fund	749,980	**	28,994,213
* Vanguard 500 Index Fund	Mutual Fund	184,152	**	14,943,956
* Vanguard Wellington Fund	Mutual Fund	545,386	**	13,394,684
Fidelity Magellan Fund	Mutual Fund	308,995	**	24,398,207
* Vanguard International Growth Fund	Mutual Fund	151,288	**	1,839,660
* Vanguard Total Bond Market Index Fund	Mutual Fund	365,886	**	3,797,893
* Franklin Balance Sheet Fund	Mutual Fund	30,296	**	1,123,674
* Vanguard Explorer Fund	Mutual Fund	10,168	**	462,533
* Vanguard Prime Money Market Fund	Mutual Fund	7,032,216	**	7,032,216
Westar Energy IC Fund:
AIG Life, matures 8/15/04	Investment contract #1076	2,017,360	**	2,017,360
Allstate Life Insurance Company, matures 10/31/03	Investment contract #GA-6148	3,029,549	**	3,029,549
John Hancock Life Insurance Company, matures 1/31/05	Investment contract #15073	3,475,869	**	3,475,869
Massachusetts Mutual Life Insurance, matures 4/30/04	Investment contract #35034	6,138,212	**	6,138,212
Principal Mutual Life Insurance Company, matures 1/31/04	Investment contract #4-18026-2	3,696,480	**	3,696,480
JP Morgan WRESO	Investment contract	8,449,928	**	8,449,928
Metropolitan Mutual Life Insurance	Investment contract #28407	3,167,617	**	3,167,617
Rabobank Nederland	Investment contract #WRS070101	6,847,922	**	6,847,922
State Street Bank & Trust	Investment contract #101015	4,306,195	**	4,306,195
State Street Bank & Trust	Investment contract #101301	3,309,534	**	3,309,534
* Loan Fund	Various participants, interest rates ranging from 4.1% to 14%, maturities through January 16, 2032		**	7,542,340

Total Investments				$216,924,539

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Energy, Inc. (formerly Western Resources Inc.) Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY, INC. (FORMERLY

WESTERN RESOURCES, INC.)

EMPLOYEES’ 401(k) SAVINGS PLAN

By:

Signature	Title	Date

/s/ Mark A. Ruelle Mark A. Ruelle	Chairman	June 27, 2003

/s/ Larry D. Irick Larry D. Irick	Member	June 27, 2003

/s/ Bruce A. Akin Bruce A. Akin	Member	June 27, 2003